Mail Stop 3561

November 4, 2008

Jerry E. Thompson
President and Chief Executive Officer
Texas Eastern Products Pipeline Company, LLC
General Partner
TEPPCO Partners, L.P.
1100 Louisiana Street, Suite 1600
Houston, TX 77002

> **Re:** **TEPPCO Partners, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 1-10403**

Dear Mr. Thompson:

We have reviewed your response to our letter dated September 12, 2008 and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

Components of Executive Officer Compensation and Compensation Decisions, page 95

1. We note your response to comment two in our letter dated September 12, 2008. In future filings please provide similar information in your disclosure and identify the name of the survey/report in which you participate.

Financial Statements of TEPPCO Partners, L.P. for the Year Ended December 31, 2007

Note 1. Partnership Organization, page F-9

2. We have reviewed your response to comment 4 in our letter dated September 12, 2008. We note that you applied the guidance in Chapter 7, Section B of ARB 43 in accounting for the 14,091,275 limited partner units issued to your general partner in consideration for elimination of the 50% IDR tier, and that this issuance of LP units to the GP unitholder had no impact on your financial

statements. It remains unclear to us that the amendment of the IDR agreement would have no impact on your financial statements, and it remains unclear to us how you considered reflecting the difference between the fair value of the LP units and the calculated fair value of the eliminated IDR distributions as a deemed preferential dividend to or a capital contribution from the GP unitholders such that it would reduce the income allocable to your public LP unitholders. Please tell us how you considered this and any other alternative accounting in concluding that your current accounting for this transaction was appropriate.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Andrew Blume, Accountant, at (202) 551-3254 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director